UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 16)*

NetScout Systems, Inc.

(Name of Issuer)

Common Stock, $.001 Par Value

(Title of Class of Securities)

64115 T 10 4

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Anil Singhal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,200,734 shares
	6	SHARED VOTING POWER 335,350 shares
	7	SOLE DISPOSITIVE POWER 1,200,734 shares
	8	SHARED DISPOSITIVE POWER 335,350 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,536,084 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.56%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Abha Singhal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 749,051 Shares
	6	SHARED VOTING POWER 335,350 Shares
	7	SOLE DISPOSITIVE POWER 749,051 Shares
	8	SHARED DISPOSITIVE POWER 335,350 Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,084,401 Shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.10%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 3 of 7 Pages

Schedule 13G

Item 1	(a).	Name of Issuer: NetScout Systems, Inc. (the “Company”)

Item 1	(b).	Address of Issuer’s Principal Executive Offices: 310 Littleton Road, Westford, MA 01886.

Item 2	(a).	Names of Persons Filing: Anil Singhal and Abha Singhal.

Item 2	(b).

Address of Principal Business Office or, if None, Residence:

The address of the principal business office of Anil Singhal is 310 Littleton Road, Westford, MA 01886. The residence of Abha Singhal is c/o Anil Singhal, 310 Littleton Road, Westford, MA 01886.

Item 2	(c).	Citizenship: Anil Singhal and Abha Singhal are citizens of the United States.

Item 2	(d).	Title of Class of Securities: This Schedule 13G report relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of the Company.

Item 2	(e).	CUSIP Number: 64115 T 10 4

Item 3.	Not Applicable

Item 4.	Ownership.

	(a)	Amount Beneficially Owned: Mr. Singhal beneficially owns 1,536,084 shares of Common Stock. Mr. Singhal has sole voting and dispositive power over 1,200,734 shares of Common Stock.

Mrs. Singhal beneficially owns 1,084,401 shares of Common Stock. Mrs. Singhal has sole voting and dispositive power over 749,051 shares of Common Stock.

80,000 shares of Common Stock are held by a private foundation of which Mr. and Mrs. Singhal are trustees. 255,350 shares of Common Stock are held by a trust for which Mr. Singhal is one of two trustees. 255,350 shares of Common Stock are held by a separate trust for which Mrs. Singhal is one of two trustees.

Mr. and Mrs. Singhal are spouses. Mr. Singhal may be deemed to beneficially own the 1,084,401 shares of Common Stock beneficially owned by Mrs. Singhal. Mr. Singhal disclaims beneficial ownership of 1,004,401 of such shares. Mrs. Singhal may be deemed to beneficially own the 1,536,084 shares of Common Stock beneficially owned by Mr. Singhal. Mrs. Singhal disclaims beneficial ownership of 1,456,084 of such shares.

Page 4 of 7 Pages

The amounts beneficially owned by Mr. and Mrs. Singhal do not include 835,848 shares of Common Stock held by trusts for the benefit of their children and nieces and nephews, for which neither Mr. nor Mrs. Singhal has the sole or shared power to vote or dispose of such shares.

(b) Percent of Class:

Anil Singhal: 1.56%

Abha Singhal: 1.10%

The ownership percentages above are based on an aggregate of 98,570,412 shares of Common Stock outstanding as of December 31, 2015, as reported by the Company.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

Anil Singhal: 1,200,734

Abha Singhal: 749,051

(ii) Shared power to vote or to direct the vote:

Anil Singhal: 335,350

Abha Singhal: 335,350

(iii) Sole power to dispose or to direct the disposition of:

Anil Singhal: 1,200,734

Abha Singhal: 749,051

(iv) Shared power to dispose or to direct the disposition of:

Anil Singhal: 335,350

Abha Singhal: 335,350

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person, has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Each of the Reporting Persons expressly disclaim membership in a “Group” as defined in Rule 13d-1(b)(ii)(J).

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable. This statement on Schedule 13G is not filed pursuant to §240.13d-1(b) or §240.13d-1(c).

Page 5 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2016.

/s/ Anil Singhal
Anil Singhal

/s/ Abha Singhal
Abha Singhal

Exhibit 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 as amended, the undersigned hereby agree that only one statement containing information required by Schedule 13G needs be filed with respect to the ownership by each of the undersigned of shares of common stock of NetScout Systems, Inc.

Dated: February 10, 2016

/s/ Anil Singhal
Anil Singhal

/s/ Abha Singhal
Abha Singhal